Exhibit 21

List of Subsidiaries

Direct or Indirectly Wholly-Owned:

Secure Risks Ltd.

Strategic Security Solutions International Ltd.

Shield Defense International Ltd.

Shield Defense Corporation

ISR Systems, Inc.

Shield Defense Technologies, Inc.

Shield Defense Europe GmbH

MeiDa Information Technology, Ltd.

Partially Owned:

Universal Guardian Corporation

The Harbour Group, Inc.